UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

---------------------------------
          OMB APPROVAL
---------------------------------
OMB Number:            3235-0145
Expires:        October 31, 1994
Estimated average burden
hours per response.........14.90
---------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                           ARI NETWORK SERVICES, INC.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                    001930106
                                 (CUSIP Number)

                                October 24, 1996
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

------------------------------------------------------------------------------
CUSIP NO.  001930106            13D                          Page 2 of 4 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vulcan Ventures Incorporated
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ---------------------------------------------------
                                8      SHARED VOTING POWER

                                       2,157,791 shares
                           ---------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       -0- shares
                           ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       2,157,791 shares
------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,157,791 shares
------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.06%
------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP NO.  001930106                 13D                     Page 3 of 4 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul G. Allen
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Mr. Allen is a U.S. citizen
------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ---------------------------------------------------
                                8      SHARED VOTING POWER

                                       2,157,791 shares
                           ---------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       -0- shares
                           ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       2,157,791 shares
------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,157,791 shares
------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.06%
------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.  Interest in Securities of the Issuer

     This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of the shares beneficially owned solely as a result of an increase in the aggregate number of shares of common stock of ARI Network Services, Inc. outstanding.

     (a) Aggregate  Number of Shares of Common Stock of the Issuer  Beneficially
Owned: 2,157,791 shares. This amount is comprised of (i) 2,032,791 shares of common stock and (ii) a warrant to purchase an additional 125,000 shares of common stock at an exercise price of $4.00 per share.

     Percentage of Common Stock of the Issuer Owned (based on 14,201,815 shares of common stock outstanding as of October 24, 1996, and includes the 125,000 shares that will be outstanding upon the exercise of the warrant owned by Vulcan Ventures): 15.06%

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 2,157,791 shares (which is the 2,157,791 shares owned by Vulcan Ventures).

         (b)      Sole Voting Power:             -0- shares
                  Sole Dispositive Power:        -0- shares
                  Shared Voting Power:        2,157,791 shares
                  Shared Dispositive Power:   2,157,791 shares

         (c)      Not applicable.

         (d)      Not applicable

         (e)      Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 13, 1996                             VULCAN VENTURES INCORPORATED
    (Date)


                                          By: /s/ Paul G. Allen
                                              Paul G. Allen, President



December 13, 1996                            /s/ Paul G. Allen
   (Date)                                    Paul G. Allen